METZGER & McDONALD PLLC
(formerly Prager, Metzger & Kroemer PLLC)
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635
October 26, 2007
Via EDGAR

The Securities and Exchange Commission	Rachel Zablow
100 F. Street N.E.	Staff Accountant
Washington, D.C. 20549	Mail Stop 4561

Attn:	Linda Littlevan Doorn,
Senior Assistant Chief Accountant

Re:	American Realty Investors, Inc. (Commission File No. 001-15663; CIK No. 0001102238) — Form 10-K for the fiscal year ended December 31, 2006
Ladies and Gentlemen:
     On behalf of American Realty Investors, Inc., a Nevada corporation (“ARL”), this letter is being filed as correspondence uploaded on the EDGAR system on behalf of ARL in response to a letter of comments of the Staff of the Securities and Exchange Commission dated October 18, 2007. Schedule 1 annexed to this letter contains the responses to the comments of the Staff. In each instance on such Schedule, for convenience, each comments of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in each response, where appropriate, is a letter/page reference to the text of the applicable document or instrument referenced in the comment.
     In addition, also attached on behalf of ARL is a written statement from ARL acknowledging certain requested matters, including that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings,

•	Staff comments are changes to a disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings,

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     This letter, Schedule 1 and such certification are being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter or included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Steven A. Abney, Executive Vice President and Chief Financial Officer of ARL at 469-522-4238 direct.

Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger

cc:	Steven A. Abney
Executive Vice President and Chief Financial Officer
American Realty Investors, Inc.

SCHEDULE 1
Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated October 18, 2007 with respect to
Form 10-K for the year ended December 31, 2006 of
American Realty Investors, Inc.
Commission File No. 1-15663

     The following information is intended to provide a further response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated October 18, 2007, with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2006 of American Realty Investors, Inc. (the “Company”). For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text in the Form 10-K for the fiscal year ended December 31, 2006 (which was filed on April 2, 2007).
Form 10-K for the year ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 42
     Comment/Observation No. 1. Please confirm to us that you will revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying items that are apparent from the statement of cash flows does not provide a sufficient basis to analyze your cash flow from operating activities. Refer to the Interpretive Guidance in SEC Release 33-8350.
     Response to Comment/Observation No. 1. The Company acknowledges the Staff’s comment and hereby confirms that its discussions in future filings will be in a form which discloses the significant underlying drivers impacting the changes in the Company’s working capital.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 52
     Comment/Observation No. 2. Consistent with paragraph 28 of SFAS 95, please confirm to us that you will revise your presentation in future filings to reconcile net income to net cash flow from operating activities.
     Response to Comment/Observation No. 2. The Company acknowledges the Staff’s comment and hereby confirms that its presentation in future filings will reconcile net income to net cash flow from operating activities consistent with paragraph 28 of SFAS 95.

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Certification, Exhibit 31.1
     Comment/Observation No. 3. Considering that the certifications must be signed in a personal capacity, please confirm to us that you will revise the certifications in future filings to exclude the title of the certifying individual from the opening sentence.
     Response to Comment/Observation No. 3. The Company acknowledges the Staff’s comment and hereby confirms that the certifications in future filings will exclude the title of the certifying individual from the opening sentence.

4

ACKNOWLEDGMENT
     The undersigned, on behalf of American Realty Investors, Inc., a Nevada corporation (the “Company”), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission dated October 18, 2007, does hereby acknowledge on behalf of the Company that:
     1.     The Company is responsible for the adequacy and accuracy of the disclosure in filings with the Securities and Exchange Commission (the “Commission”).
     2.     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.
     3.     The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     IN WITNESS WHEREOF, the undersigned has executed this Acknowledgment on and as of the 26th day of October, 2007.

AMERICAN REALTY INVESTORS, INC.
By:	/s/ Steven A. Abney
Steven A. Abney, Executive Vice
President and Chief Financial Officer